Offering Statement for
Harvest Today, LLC
("Harvest Today," "we," "our," or the "Company")

The Company

1. **What is the name of the issuer?**

   Harvest Today, LLC

   7905 W 120th Ave

   Broomfield, CO 80020

Eligibility

2. **The following are true for Harvest Today, LLC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Brenda Langille

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/23/2021	Present	Harvest Today, LLC	VP

   Brenda is a Pharmacist by trade and a naturalist. Her holistic approach to life has lead her to growing her own food and the study of plant biology. Her love of the outdoor and adventure has served her well as an entrepreneur and her attention to detail has aided Harvest Today to become the company that it is today.

Brenda's Pharmacy degree was earned at Purdue University, then life led to Colorado in 1991, where she has remained. Her career in retail Pharmacy came to an end in 2013 when she departed with her husband Rick to adventure on their sailboat. Her travel and experience was invaluable as seeing food insecurity first hand was impactful. Returning to Colorado in 2018, she continued to explore how food security could be addressed and scaled globally.

Name
Rick Langille

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/23/2021	Present	Harvest Today, LLC	CEO

Rick comes to Harvest Today, from a diverse background of business and adventure. His life of faith helped him lead an international electronics company, travel the world on a sailboat and spread the love of humanity with truth and grace. Originally from Canada where his farm boy roots began, family life brought him to Colorado. Rick spent many years in corporate business leading a tremendous team of engineers that invented devices for the home automation industry. After sailing the world with his lovely bride Brenda, they decided to return to Lafayette. Harvest Today was a natural next step in life, combining technology with good old fashion hard work, while dreaming about his next sailing adventure. Rick cares for his church community and loves to enjoy the outdoors. LinkedIn: https://www.linkedin.com/in/rick-langille-2a0b96107/

Name
Milenko Stambuk

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
04/01/2021	Present	Harvest Today, LLC	Managing Director, Latin America
12/01/2014	Present	+Ksa	General Manager

Managing Director Latin America Milenko received his Bachelor's in industrial engineering, and MBA from Adolfo Ibañez University of Santiago, Chile. He has more than 15 years of experience in high responsibility positions in well known International blind manufacturer companies and construction solution companies. He has broad experience in the creation and development of products, as well as in marketing campaigns. He also has proven experience in negotiation with suppliers all around the world and capacity for directing projects resulting in increased sales. He has a record of excellent learning and working skills; including leadership, team work along with his corporate vision for Harvest Today makes Milenko a great asset for the leadership of our South American distribution. LinkedIn: https://www.linkedin.com/in/milenko-stambuk-marasovic-60902712/

Name
William Aitken

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/01/2019	09/01/2021	Top Hotel Builders	Carpenter
06/22/2021	Present	Harvest Today, LLC	Managing Director, CDN

Managing Director Canada Before starting Harvest Today Canada, from 2009 to 2015, William founded Sakastew, Inc. a company focused on providing services in respect to the physical and sexual abuse compensation claims for the Indian Residential School Survivors of Canadas atrocious Indian Residential School program. There he processed thousands of Residential School Applications and played a pivotal role in the continual strategic developments of efficient processes to implement with the Federal Secretariats Office and wrote effective jurisdictional review submissions that were successful in extending the years of operation for certain residential schools. Previous to his work at Harvest Today, William enjoyed his time working on construction sites, primarily working on high rise developments in Downtown Winnipeg. There he learned the definition of a hard day's work which has carried with him throughout his life. William attended Business Administration at Red River College where he was seen as a natural when it came to leading groups of people to success. His entrepreneurship class achieved the best written business plan and came second place at the College Trade Show Competition. Creating sustainable solutions to combat food uncertainty in a changing climate is the driving force for William. LinkedIn: https://www.linkedin.com/in/william-aitken-ab48b461/

Name
Everett Hendrixon

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2023	Present	Harvest Today, LLC	Director of Sales and Marketing
05/01/2021	Present	Eco Supply, LLC	Sales
09/01/2019	Present	Tergo Consultants, LLC	Owner
01/01/2020	Present	Harvest2	Owner

Everett has a proven track record of opening new and growing markets in agriculture and horticulture. He builds relationships built on trust, honesty, and genuine care for others' needs. He values a dynamic and proficient team. Always looking for opportunities, he discovers untapped potential in markets and revenue to significantly increase the bottom line. His education in legal affairs led to a brief career in law and shades an analytical view of sales and marketing. Finding his passion in feed people, he has since focused on specialty agriculture (fruit and vegetable production). His past positions include both independent sales and sales management for industrial equipment and agricultural allied sales and included customers such as Toyota, Detroit Diesel, Caterpillar, CSX, Perdue Chicken, Churchill Downs, Keeneland, a multi-state tomato label, Tiverton Investment farms, and many other farms backed by Prudential and others. LinkedIn: https://www.linkedin.com/in/everett-hendrixon-0059532b/

Name
Nikola Milivojevic

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
04/15/2021	Present	Harvest Today, LLC	Board Member, Advisor Electronic Engineering
05/01/2022	Present	Director of Power Systems	FreeWire Technologies
04/01/2022	Present	ENFusion	Strategic Advisor
08/01/2020	05/01/2022	ENFusion	Chief Technology Officer
10/01/2016	08/01/2020	SunTech Drive	Chief Technology Officer

Nikola Milivojevic, Advisor Electronic Engineering, Board Member Dr. Nikola Milivojevic is an energetic entrepreneur with a strong technical background and experience in various power systems industries. Nikola is currently solving problems of sustainable transportation and grid modernization as a Director of

Engineering at FreeWire. In addition, he is supporting the development of HarvestToday as a technology advisor. He was a founder and CTO of SunTech Drive, a company that develops power electronics controllers for microgrid applications, whose technology was acquired by Enfusion. Prior to founding SunTech, Nikola was Vice President at Bright Energy, a think-tank in the energy storage space, where he led a research team that developed a compressed air energy storage system funded by NAVY. Nikola was also the Director of Engineering at Southwest Windpower, a leader in the small wind industry, with more than a quarter of a million wind turbines sold. He was also a founder of MagDrive, a start-up company that was developing electronic controllers for wind and solar industries and in 2011 Nikola was a Principal Investigator on the project granted by WE Energies, a Wisconsin utility. Nikola earned his PhD from the Illinois Institute of Technology and received his MsC and BS in electrical engineering from the University of Belgrade. He has published several journal papers and a numerous conference papers on renewable energy and holds about a dozen patents. In 2005, Nikola led a team of students who won a first prize at the IEEE International Future Energy Challenge. The President of Serbia, Mr. Boris Tadic, honored the team with the Mihailo Pupin Award, the highest national prize for innovation in technology and science. In addition, Serbian independent daily magazine DANAS listed Nikola as one of the 100 most successful Serbs in 2005. LinkedIn: https://www.linkedin.com/in/nikolamilivojevic/

Name
Jill Clapperton

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
04/15/2021	Present	Harvest Today, LLC	Board Member, Chief Scientist
04/01/2022	Present	Edacious, PBC	Chief Scientific Officer, Co-founder
06/01/2022	Present	The Global Food & Farm Community	Co-founder
04/01/2012	04/01/2022	RHIZOTERRA INC.	Founder

Jill Clapperton, PhD Chief Scientist, Board Member Jill Clapperton PhD is the Principal Scientist and Owner of Rhizoterra Inc. She is an internationally recognized educator on how to create, measure, and maintain healthy productive soils that produce tasty, nutrient-dense food. Jill's contribution to the development of the Harvest Wall extends to both plant health and nutrient solution development. The interaction of all of the CEA contributors are carried all the way to nutrient density testing at her lab in Marlboro, MA. Jill has a PhD in Plant Ecophysiology from the University of Calgary demonstrating the effects of sulfur dioxide air pollution on plant photosynthesis and mycorrhizal interactions. As the Rhizosphere Ecologist at the Agriculture and Agri-Food Canada Lethbridge Research Centre for 16 years, she initiated research on how to create and manage healthy soils with specific cropping sequences, and cover- and companion- crops using no-tillage. This research had a strong focus on the effects of soil management and cropping practices on soil biota with an emphasis on earthworms and soil microarthropods (mites). As the market for individual consulting grew- Jill founded Earthspirit Land Resource Consulting, and then Rhizoterra Inc (a USA based company). Jill served as a Board Member for the Pacific Northwest Direct Seed Association for 5 years and helped develop and coordinate the Farmed Smart Program that certifies farms as Sustainable and Regenerative. R&D projects with vertical farms led her to grow, process, and manufacture whole-plant "green shot" human supplements with the understanding that all the vitamins, minerals, enzymes, and secondary plant metabolites work together to facilitate health. Separating out so-called "active ingredients" means we can easily lose most of the whole plant benefits. LinkedIn: https://www.linkedin.com/in/jill-clapperton/

Name
Joe Kapushion

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
02/09/2021	Present	Harvest Today, LLC	Board Member, Director of Engineering
08/01/1998	Present	Kapushion Design and Development, Inc.	Owner, Director of Design & Engineering

Joe Kapushion, Director of Engineering, Board Member Joe is an award-winning product developer with 34+ years of experience. He has designed and engineered over 200 products, and has received sixteen U.S. patents, three European patents, and a few industry awards. Starting with a BS degree in mechanical engineering, Joe first spent 12 years developing household consumer products, then added 22+ years expanding into medical devices and electro-mechanical equipment. Today, with a full toolbox of skills in design, engineering, and business management, Joe has been directed the design of the Harvest Wall. He also has run his own design firm for the past 23+ years. His level of attention to detail has made the Harvest Wall products world class. LinkedIn: https://www.linkedin.com/in/kapushiondesign/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Rick Langille

Securities:	2,400,000
Class:	Common Units
Voting Power:	47.5%

Brenda Langille

Securities:	2,150,000
Class:	Common Units
Voting Power:	42.6%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

The world is filled with new and diverse challenges. The evolution of our economy has created a unique opportunity for food production. Harvest Today is a hyper-local CEA (controlled environment agriculture) company. Today, our equipment demonstrates a unique blend of tradition and technology allowing yields and nutrition density higher than traditional soil-based farming. The opportunity before us is simply to deliver a farming system and its associated equipment for people interested in growing food and the opportunity to demonstrate the efficiency of our growing systems by doing it ourselves. We plan to make the brand Harvest Today a leader in demonstrating local food production and enabling people to do it themselves. The markets that we plan to target are two: for equipment - simply our neighbors, local growers (food and cannabis), restaurants, schools, prisons, retirement homes, and more. For our food – anyone who enjoys tasty leafy greens, fruiting vines, herbs, and more. Marketing Harvest Today is planned to be done in a modern way using social media and traditional "feet on the street" to demonstrate and allow people to simply enjoy our food. Sales of produce from our customers' farms will be as direct to plate as possible. The ability to distribute our equipment is planned to be done by partnerships with regional distribution businesses currently in the market. Our ability to compete in the market has been demonstrated by simply having a new growing proposition. Our goal at Harvest Today is to show that incorporating our methods either in a step-by-step approach or an all-in-one approach could work for almost any business to increase their bottom line. We plan to keep our overheads extremely low in order to build up inventory and be able to meet the growing demands of our new technology. Today our staff includes 6 people and will quickly expand once we have our first large-scale project into production. The key drivers behind this business are Rick Langille and William Aitken, both extremely experienced in operations, marketing, and sales. To implement our current plan we have established a clean room at the operation in Winnipeg Canada, this installation is complete and in operation. Our plan is to be demonstrating a live CEA operation on a scale that could be multiplied to any commercial size. We have also established grow operations at a St Thomas, USVI farm. This hyper-local farm has been very successful to date.

Harvest Today currently has 6 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Harvest Today, LLC speculative or risky:**
   1. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering, and you may not be able to sell any shares that you purchase in this offering. The Company may never receive a future equity financing, or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding

Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

2. Future fundraising may affect the rights of investors. In order to expand, the Company is raising funds, and may raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

3. Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

4. We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

5. The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

6. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

7. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

8. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

9. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

10. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

11. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

12. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

13. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists their shares on an exchange, is acquired, or goes bankrupt.

14. The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

15. You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

16. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

17. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

18. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

19. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

20. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

21. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

22. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

23. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

24. *There is no present public market for these Securities and we have arbitrarily set the price.*

   The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

25. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

26. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Harvest Today, LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,234,998 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   The proceeds from this Offering are primarily planned to be used for repayment of outstanding debt, salaries for office staff and production staff, sales and marketing, completing 3 tooling projects needed to broaden our product offering and completing two tools for production, and building Inventory to support incoming orders.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$60,515
Tooling	$0	$112,000
Inventory	$0	$100,000
Salaries	$0	$250,000
Sales and Marketing	$0	$190,000
Repayment of outstanding debt	$9,510	$522,484
Total Use of Proceeds	**$10,000**	**$1,234,998**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Harvest Today, LLC must agree that a transfer agent, which keeps records of our outstanding Common Units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

    If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $3 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Units	5,311,666	4,900,000	Yes	
Profits Interest Units/Restricted Units	150,000	150,000	No	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

None of the Company's existing debt is convertible into equity, and there are no warrants, options or other convertible instruments outstanding.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the Limited Liability Company Operating Agreement of Harvest Today, LLC for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's Operating Agreement can be amended by the holders of the Member Units. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding membership interest units give management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new units, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our Members may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority members may decide to issue additional membership interest units to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

The issuance of additional shares of our common units will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common units, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	N2 Made
Amount Outstanding:	$150,000
Interest Rate:	7.5%
Maturity Date:	April 1, 2025
Other Material Terms:	Monthly Payable with a variable rate tied to SOFR
Creditor(s):	Balanced Book Keeping
Amount Outstanding:	$37,159
Interest Rate:	10.0%

Maturity Date:	March 31, 2024
Other Material Terms:	
Creditor(s):	Navitis Credit Corp
Amount Outstanding:	$510
Interest Rate:	0.0%
Maturity Date:	June 30, 2023
Other Material Terms:	
Creditor(s):	Intuit Capital
Amount Outstanding:	$81,359
Interest Rate:	14.5%
Maturity Date:	August 31, 2024
Other Material Terms:	
Creditor(s):	Maria Sebley
Amount Outstanding:	$20,000
Interest Rate:	5.0%
Maturity Date:	February 29, 2024
Other Material Terms:	
Creditor(s):	Rick Langille
Amount Outstanding:	$166,129
Interest Rate:	5.0%
Maturity Date:	June 1, 2025
Other Material Terms:	
Creditor(s):	Settlement and Forbearance Agreement
Amount Outstanding:	$825,000
Interest Rate:	0.0%
Maturity Date:	
Other Material Terms:	If payment is made in full before the one-year anniversary of the February 24, 2023, then the Settlement Payment shall be $825,000.00 (eight hundred and twenty-five thousand dollars); If payment is made in full between the one-year and two-year anniversaries of the February 24, 2023, then the Settlement Payment shall be $837,500.00 (eight hundred and thirty-seven thousand and five hundred dollars); If payment is made in full between the two-year and three-year anniversaries of the February 24, 2023, then the Settlement Payment shall be $850,000 (eight hundred and fifty thousand dollars); If payment is made in full between the three-year and four-year anniversaries of the February 24, 2023, then the Settlement Payment shall be $862,500 (eight hundred and sixty-two thousand and five hundred dollars); and If the Settlement Payment is not paid in full by the four-

year anniversary of February 24, 2023, then the Settlement Payment shall be $875,000 (eight hundred and seventy-five thousand dollars) plus interest on the unpaid balance thereof at the rate of 5.0% per annum (simple) beginning on the four-year anniversary until paid in full.

25. **What other exempt offerings has Harvest Today, LLC conducted within the past three years?**

Date of Offering:	2021-10-22
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$750,000
Use of Proceeds:	Engineering, Tooling, Production Equipment, Inventory, Salary, General Overheads, Rent

Date of Offering:	2021-12-31
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$177,616
Use of Proceeds:	Engineering, Tooling, Production Equipment, Inventory, Salary, General Overheads, Rent

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Rick Langille	CEO	Promissory Note	$166,129
Rick & Brenda Langille	CEO & VP	Capital Contribution	$177,616

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Harvest Today, LLC is a hyper-local CEA (controlled environment agriculture) company. Today, our equipment demonstrates a unique blend of tradition and technology allowing yields and nutrition density higher than traditional soil-based farming. As of the date of the filing of this offering, 4,900,000 common units, and 150,000 profits interest units are issued and outstanding. In the year ended December 31, 2022, net revenue amounted to $453,708, while cost of goods sold was $253,789. Additionally, the total operating expenses were $861,803 and the company incurred a net loss of $672,420. In the year ended December 31, 2021, net revenue amounted to $19,811, while cost of goods sold was $30,703, resulting in negative gross profit of $10,891. Additionally, the total operating expenses were $472,059, which resulted in a net loss of $482,950. Harvest Today is in the initial scaling phase of growth. To date, the initial investments were used to engineer, tooling of parts of the Harvest Wall, acquire inventory, and staff operations to produce the first year of products. The past year has uncovered several potential market opportunities where additional capital could enable the company to expand market reach and acquire expertise that we currently do not have. The Controlled Environment Ag market continues to solidify the players in the industry. Harvest Today has gained market traction to show that plant density can be invested in both new installations and existing ones to simply increase food production. This places us in a very competitive position to address the needs of individuals, small local growers, any size grocery chain that wishes to address local market needs, regional growers, remote communities wishing to support healthy living, and more. Our market traction is scaling, leaving the company with inventory to meet the current needs, however, we need more working capital to keep up with the demand. We have managed the cash that does have to maintain our published 2-week shipping window on small orders. As we get larger orders, our terms are 50% deposits to process orders, which has been met with no objections, resulting in maintaining cash flow. Reserves are low.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Harvest Today, LLC answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following is a transcript of the video shown on the Company's offering page: Interviewer: Morning Megan, you've got one awesome little harvest wall going in here. How's your harvest walls doing? Megan: Really good, we planted some peppers in here. It's a bit of an experiment and they've just exploded. We've got some really great peppers coming in, like the size of this one here. The size of my hand there. Interviewer: How long did they take to actually produce a piece of fruit? Megan: These ones here, about two and a half months. A whole fruit like that. Originally we had a couple more in here but we had to space them out because we knew the plants would get to about 18 to 20 inches high so we had to just account for some height and then as they got bigger they just kind of swallowed up some space but honestly the spacing right now we're trying to keep them not disguised. Yeah these ones here we even turned outwards to space it out even more and some of them have just corrected and gone vertical still off the side. Interviewer: What variety of lettuce is this? Megan: So we have about six different types on this bowl. We have red leaf lettuce, we have the red salad bowl, we also have two, three different types of kale on this bowl. So this is going to be a curled style kale. This one produces a ton and really nice big leaves. These ones over here too, these are the red brushing tails, they smell so good when you harvest them. They're really delicious. And then we've got the ruby red shard as well over here, which is a really beautiful plant. Interviewer: And then over to arugula. Megan: Yeah, this one here, so this is our arugula. This one here has been planted for about five months now. We still have some of them producing. It's got a lot of flavor, just about to replant some. And then this is, again, more of the seed and lettuce in our first wall. Interviewer: This was an experiment of broccoli. Megan: Yeah, so I seeded these kind of seeing what they would do in the wall. They ended up seeding super quickly and they actually got massive in size quite quickly. No florets have produced yet, but are soon at the point where we might have to move these to a different growing point. But we'll see in the next couple of weeks what happens there. So you actually can eat these as well. I've left them at this point, haven't trimmed off too many. So this is the plant at its full size on the wall. This is coming on to day seven today. So today is ideally when we would harvest these balls. We don't let them get much bigger than this. Right now they're kind of at optimum crowding. Interviewer: They look absolutely fantastic. Megan: Yeah, they're all really happy. Interviewer: The crop is just wild. And you guys have chosen to keep your herbs separate from your leafy greens? Megan Yes, we find these ones just need a little bit more frequent harvesting, like the mint, oregano, they grow like crazy. These were trimmed back on Friday and they're already twice the size from Friday when I cut them back. Interviewer: The chives are obviously doing fantastic, parsley, Megan: and those, the parsley pieces would be most. We just cut these ones back at the end of the week and they just grow back so quickly. Interviewer: Dill, oh my gosh, paragon. That's a dark, dark opal basil. Megan: Yeah. And that one produces a lot and the lemon balm is so fast growing and this one is really nice when you cut it, it just smells like lemon. Yep, opal basil. Those were moved into the wall on Friday and they've already exploded since Friday. It's honestly been pretty easy to learn, like I didn't know much about it before, so it's been really beneficial. Interviewer: Because you guys weren't farmers before. Megan: No, that's not true. Interviewer: You're a farmer now. Megan: Learning the solace of guilt. Interviewer: Thanks for that Megan. Megan: Yeah, you're welcome. Thank you.

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Formation: certificateofformation.pdf
    Operating Agreement: operatingagreement.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: www.harvest.today

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.